Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500 Washington, D.C. 20036 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Peter M. Hong, Esq.
(202) 419-8429
phong@stradley.com

December 5, 2016

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:  Ms. Lauren Sprague, Esquire

Re:	Nationwide Mutual Funds
File Nos. 811-08495 and 333-40455

Dear Ms. Sprague:

On behalf of Nationwide Mutual Funds (the "Registrant") and its series the Nationwide Bond Index Fund, Nationwide International Index Fund, Nationwide Mid Cap Market Index Fund, Nationwide Small Cap Index Fund, and Nationwide Inflation-Protected Securities Fund (each, a "Fund," and together, the "Funds"), below you will find the Registrant's responses to the comments conveyed by you on November 15, 2016, with regard to Post-Effective Amendment No. 200 (the "Amendment") to the Registrant's registration statement on Form N-1A. The Amendment was filed with the U.S. Securities and Exchange Commission (the "SEC") on September 30, 2016, pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 485(a)(1) under the Securities Act of 1933, as amended (the "Securities Act").

Below we have provided your comments and the Registrant's response to each comment. These responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

U.S. Securities and Exchange Commission

Prospectus: Nationwide Index Funds

Fund Summary: Nationwide Bond Index Fund

1.	Comment: On page 3 under "Principal Investment Strategies," please revise the third sentence of the first paragraph as follows:

Under normal circumstances, the Fund invests at least 80% of its net assets plus any borrowings for investment purposes in a statistically selected sampling of bonds and other fixed-income securities that are included in or correlated with the Aggregate Bond Index.

Response:  The Registrant respectfully declines to revise the disclosure as requested as the Fund does not intend to engage in any borrowings for investment purposes. Therefore, the inclusion of the additional language could mislead investors into believing that the Fund intends to engage in borrowing for investment purposes as a principal investment strategy.

2.
Comment:  Does the Fund invest more than 15% of its net assets in mortgage-backed securities relying on Sections 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940, as amended? If the Fund invests more than 15% of its assets in such securities, please state in your response how the Board determines that the holdings are liquid.

Response:  The Fund seeks to match approximately the performance of the Barclays U.S. Aggregate Bond Index (the "Index"), and under normal circumstances, the Fund invests at least 80% of its assets in a sampling of bonds and other fixed-income securities that are included in or correlated with the Index. The Index does not contain any private placements, other than securities offered pursuant to Rule 144A under the Securities Act of 1933, for which there is normally a liquid market. Therefore, investing in private placements of the type described in the Staff's comment is not a principal strategy of the Fund. The Registrant is not aware of any liquidity issues that have affected the Fund.

Fund Summary: Nationwide Mid Cap Market Index Fund

3.
Comment:  On page 9 under "Fees and Expenses," footnote 1 to the fee table states that the Trust and the Adviser have entered into a contract waiving 0.01% of the management fee to which the Adviser would be entitled. Is this fee waiver subject to recoupment? If so, please add the appropriate disclosure.

Response:  The Registrant confirms that this fee waiver is not subject to recoupment, and has added the following sentence to the footnote:

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Pursuant to the terms of the written contract, the Adviser is not entitled to later recoup any fees it has waived.

Fund Summary: Nationwide Small Cap Index Fund

4.
Comment:  On page 12 under "Fees and Expenses," footnote 1 to the fee table states that the Trust and the Adviser have entered into a contract waiving 0.02% of the management fee to which the Adviser would be entitled. Is this fee waiver subject to recoupment? If so, please add the appropriate disclosure.

Response:  See response to Comment 3 above.

How the Funds Invest: Nationwide Bond Index Fund

5.
Comment:  What percentage of the Fund's investments in mortgage-backed securities is rated below-investment grade? Does the Fund cap investments in below-investment grade securities, such as when such securities are downgraded after purchase?

Response:  The Fund does not invest an appreciable amount of its assets in high-yield securities. Because the Fund tracks the Barclays U.S. Aggregate Bond Index, which is composed primarily of investment grade bonds, the mortgage-backed securities in which the Fund may invest are principally investment grade. The Fund does not cap investments in below-investment grade securities; however, investing in below-investment grade securities is not a principal investment strategy of the Fund.

6.
Comment:  On page 15 under "Principal Investment Strategies," the third sentence of the first paragraph states that the Fund invests at least 80% of its net assets in a statistically selected sampling of bonds and other fixed-income securities that are included in or correlated with the Aggregate Bond Index. Please list all such "other fixed-income securities" in which the Fund may invest.

Response:  The phrase "other fixed-income securities" was chosen in order not to limit the types of fixed-income securities in which the subadviser may invest as part of the Fund's principal investment strategy. As stated in the disclosure, the Fund may invest in a wide variety of fixed-income securities, issued by either governmental entities or by corporations, that are included in or correlated with the Aggregate Bond Index. The Registrant respectfully submits that the disclosure as written adequately describes the Fund's investment strategy.

7.	Comment: On page 15 under "Principal Investment Strategies," revise the last sentence of the third paragraph as follows:

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When entering into such a transaction, the Fund buys or sells securities with payment and delivery scheduled to take place in the future, which may enable the Fund to lock in a favorable yield and price.

Response:  The Registrant has revised the disclosure as requested.

8.	Comment: To the extent that investing in when-issued and delayed delivery securities is a principal investment strategy of the Fund, discuss the applicable risks in the Fund's Item 4 disclosure.

Response:  The Registrant confirms that investing in when-issued and delayed-delivery securities is a principal investment strategy of the Fund and has updated the Fund's Item 4 disclosure appropriately.

Risks of Investing in the Funds

9.	Comment: To the extent that investing in depositary receipts is a principal investment strategy of the Nationwide International Index Fund, add the appropriate disclosure to Item 4.

Response:  Investing in foreign securities is a principal strategy of the Fund, and as part of this strategy, the Fund may invest in depositary receipts. However, investing in depositary receipts on their own is not itself a principal strategy of the Fund. Therefore, the Registrant respectfully declines to add such disclosure to Item 4.

Fund Management

10.	Comment: On page 24 under "Nationwide Bond Index Fund," revise the disclosure regarding Mr. Radell to include his business experience during the past five years.

Response:  The disclosure has been revised as follows:

Mr. Radell joined BlackRock as a senior portfolio manager in 2009. From 2004 to 2009, Mr. Radell was a senior portfolio manager employed by Barclays Global Fund Advisors and Barclays Global Investors, N.A., which was acquired by BlackRock in December 2009. Mr. Radell earned a bachelor's degree in economics and decision sciences from the University of California at San Diego in 1992.

Investing With Nationwide Funds

11.	Comment: On page 34 under "Accounts with Low Balances," to the extent that an automatic redemption may be a taxable event for shareholders, describe the

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tax consequences or direct shareholders to the applicable part of the Prospectus or SAI.

Response:  The following disclosure has been added to the end of the second bullet under "Accounts with Low Balances":

A redemption of your remaining shares may be a taxable event for you. See "Distributions and Taxes – Selling and Exchanging Shares" below.

Prospectus: Nationwide Inflation-Protected Securities Fund

Fund Summary: Nationwide Inflation-Protected Securities Fund

12.
Comment:  Footnote 1 to the fee table on page 2 states that "reimbursements must be paid at a date not more than three years after the fiscal year in which the Adviser waived the fees or reimbursed the expenses." The Staff's position is that recoupment plans should have a defined period of three years or less. If the plan exceeds three years, the Fund must to accrue a liability for the recoupment expenses that would offset the benefit of a current year's waiver. Please revise the disclosure and any applicable expense limitation agreements or confirm that the Fund is currently accruing such a liability.

Response:  The Registrant confirms that the Fund's recoupment plan has a defined period of three years.  Footnote 1 has been revised as follows:

Nationwide Mutual Funds (the "Trust") and Nationwide Fund Advisors (the "Adviser") have entered into a written contract limiting annual fund operating expenses to 0.30% until February 28, 2018. Under the expense limitation agreement, the level to which operating expense are limited applies to all share classes, excluding any taxes, interest, brokerage commissions, Rule 12b-1 fees, acquired fund fees and expenses, short-sale dividend expenses, administrative services fees, other expenses which are capitalized in accordance with generally accepted accounting principles and expenses incurred by the Fund in connection with any merger or reorganization, and may exclude other nonroutine expenses not incurred in the ordinary course of the Fund's business. The expense limitation agreement may be changed or eliminated only with the consent of the Board of Trustees of the Trust. The Adviser may request and receive reimbursement from the Fund for advisory fees waived or other expenses reimbursed by the Adviser pursuant to the expense limitation agreement at a date not to exceed three years from the month in which the corresponding waiver or reimbursement to the Fund was made. However, no reimbursement may be made unless: (i) the Fund's assets exceed $100 million and (ii) the total annual expense ratio of the class making

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such reimbursement is no higher than the amount of the expense limitation that was in place at the time the Adviser waived the fees or reimbursed the expenses and does not cause the expense ratio to exceed the current expense limitation. Reimbursement by the Fund of amounts previously waived or reimbursed by the Adviser is not permitted except as provided for in the expense limitation agreement. More information about administrative services fees can be found in "Investing with Nationwide Funds" commencing on page 11 of this Prospectus.

13.
Comment:  On page 4, the last sentence under "Inflation-protected securities tax risk" states that "the Fund may cause amounts previously distributed by the Fund in the taxable year to be recharacterized as return of capital." Explain what "return of capital" means to an investor and describe the tax risk to shareholders in the event that return of capital is distributed (may appear in Item 9 disclosure).

Response:  The following disclosure has been added to the end of the first paragraph under "Inflation-protected securities tax risk" on page 9:

The portion of a distribution that constitutes a return of capital will decrease the shareholder's tax basis in Fund shares (but not below zero), and will result in an increase in the amount of gain (or decrease in the amount of loss) that will be recognized by the shareholder for tax purposes on the later sale of such Fund shares.

Risks of Investing in the Fund

14.	Comment: To the extent that investing in floating- and variable-rate securities is a principal investment strategy of the Fund, add the appropriate disclosure to Item 4.

Response:  The Fund may invest in floating- and variable rate securities. However, investing in such securities is not itself a principal strategy of the Fund. Therefore, the Registrant respectfully declines to add such disclosure to Item 4.

Statement of Additional Information

15.
Comment:  On page 24 under "Restrictions on Certain Investments," the disclosure states that a Fund may invest up to 10% of its total assets in securities of other investment companies. Since no Fund includes a separate line item for acquired fund fees and expenses in its fee table, confirm that each Fund estimates that such acquired fund fees and expenses will not exceed 1 basis point.

Response:  The fee table for the Nationwide Bond Index Fund does already reflect, in a separate line item, acquired fund fees and expenses of 0.01%.  The

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Registrant confirms that the acquired fund fees and expenses for each other Fund will not exceed 1 basis point for the applicable period.

U.S. Securities and Exchange Commission

In connection with the Registrant's responses to the SEC Staff's comments on the Amendment, as requested by the Staff, the Registrant acknowledges that the Registrant is responsible for the adequacy of the disclosure in the Registrant's filings, notwithstanding any review, comments, action, or absence of action by the Staff.

Please do not hesitate to contact me at (202) 419-8429 or Jessica D. Burt at (202) 419-8409, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Peter M. Hong
Peter M. Hong, Esquire

cc:	Allan J. Oster, Esquire
Prufesh R. Modhera, Esquire
Jessica D. Burt, Esquire